EXHIBIT 99.2

SL Industries, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
SL Industries, Inc.
We have audited the accompanying consolidated balance sheets of SL Industries, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Schedule II, Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SL Industries, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania
March 19, 2014

SL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$7,163,000	$3,196,000
Receivables, net	30,765,000	30,306,000
Inventories, net	22,963,000	22,102,000
Other current assets	7,168,000	2,098,000
Deferred income taxes, net	2,804,000	3,415,000
Total current assets	70,863,000	61,117,000
Property, plant and equipment, net	10,790,000	9,593,000
Deferred income taxes, net	10,239,000	9,719,000
Goodwill	17,666,000	22,735,000
Other intangible assets, net	2,346,000	2,670,000
Other assets and deferred charges, net	1,430,000	1,303,000
Total assets	$113,334,000	$107,137,000
LIABILITIES
Current liabilities:
Short-term borrowings and current portion of long-term debt	$1,048,000	$—
Accounts payable	17,112,000	18,838,000
Accrued income taxes	20,000	429,000
Accrued liabilities:
Payroll and related costs	5,373,000	4,955,000
Other	10,259,000	10,586,000
Total current liabilities	33,812,000	34,808,000
Long-term debt, less current maturites	187,000	—
Deferred compensation and supplemental retirement benefits	1,695,000	1,930,000
Other long-term liabilities	18,465,000	19,967,000
Total liabilities	54,159,000	56,705,000
Commitments and contingencies
SHAREHOLDERS’ EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued	—	—
Common stock, $.20 par value; authorized, 25,000,000 shares; issued, 6,656,000 and 6,656,000 shares, respectively	1,331,000	1,331,000
Capital in excess of par value	22,153,000	21,578,000
Retained earnings	60,520,000	52,280,000
Accumulated other comprehensive gain (loss), net of tax	822,000	(452,000)
Treasury stock at cost, 2,530,000 and 2,517,000 shares, respectively	(25,651,000)	(24,305,000)
Total shareholders’ equity	59,175,000	50,432,000
Total liabilities and shareholders’ equity	$113,334,000	$107,137,000
See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2013	2012	2011
Net sales	$204,688,000	$200,577,000	$212,331,000
Cost and expenses:
Cost of products sold	135,837,000	136,542,000	143,420,000
Engineering and product development	13,054,000	11,746,000	12,820,000
Selling, general and administrative	35,425,000	35,820,000	34,426,000
Depreciation and amortization	2,406,000	2,711,000	2,870,000
Restructuring charges	—	857,000	261,000
Goodwill impairment	5,055,000	—	—
Total cost and expenses	191,777,000	187,676,000	193,797,000
Income from operations	12,911,000	12,901,000	18,534,000
Other income (expense):
Amortization of deferred financing costs	(83,000)	(138,000)	(218,000)
Interest income	12,000	5,000	3,000
Interest expense	(87,000)	(48,000)	(179,000)
Fire related gain	—	—	277,000
Other gain, net	124,000	302,000	—
Income from continuing operations before income taxes	12,877,000	13,022,000	18,417,000
Income tax provision	3,545,000	3,665,000	5,582,000
Income from continuing operations	9,332,000	9,357,000	12,835,000
(Loss) from discontinued operations, net of tax	(1,092,000)	(1,580,000)	(4,637,000)
Net income	$8,240,000	$7,777,000	$8,198,000
Basic net income (loss) per common share
Income from continuing operations	$2.25	$2.17	$2.83
(Loss) from discontinued operations, net of tax	(0.26)	(0.37)	(1.02)
Net income	$1.99	$1.8	$1.81
Diluted net income (loss) per common share
Income from continuing operations	$2.23	$2.16	$2.8
(Loss) from discontinued operations, net of tax	(0.26)	(0.36)	(1.01)
Net income	$1.97	$1.8	$1.79
Shares used in computing basic net income (loss) per common share	4,138,000	4,313,000	4,535,000
Shares used in computing diluted net income (loss) per common share	4,184,000	4,330,000	4,573,000
SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2013	2012	2011
Net income	$8,240,000	$7,777,000	$8,198,000
Other comprehensive income, net of tax:
Foreign currency translation	180,000	(103,000)	(262,000)
Net unrealized gain on available-for-sale securities	1,094,000	—	—
Comprehensive income	$9,514,000	$7,674,000	$7,936,000
See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, AND 2011

	Common Stock				Capital in		Accumulated Other	Total
	Issued		Held In Treasury		Excess of	Retained	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Par Value	Earnings	(Loss) Income	Equity
Balance December 31, 2010	6,963,000	$1,393,000	(2,477,000)	$(22,769,000)	$24,085,000	$44,627,000	$(87,000)	$47,249,000
Net income						8,198,000		8,198,000
Foreign currency translation							(262,000)	(262,000)
Other, including exercise of employee stock options and related income tax benefits			82,000	755,000	353,000			1,108,000
Stock-based compensation					564,000			564,000
Balance December 31, 2011	6,963,000	$1,393,000	(2,395,000)	$(22,014,000)	$25,002,000	$52,825,000	$(349,000)	$56,857,000
Net income						7,777,000		7,777,000
Foreign currency translation							(103,000)	(103,000)
Other, including exercise of employee stock options, awards released and related income tax benefits			18,000	177,000	(64,000)			113,000
Stock-based compensation					842,000			842,000
Repurchase and retirement of common stock	(307,000)	(62,000)			(4,202,000)			(4,264,000)
Treasury stock purchased			(140,000)	(2,468,000)				(2,468,000)
Dividends declared						(8,322,000)		(8,322,000)
Balance December 31, 2012	6,656,000	$1,331,000	(2,517,000)	$(24,305,000)	$21,578,000	$52,280,000	$(452,000)	$50,432,000
Net income						8,240,000		8,240,000
Foreign currency translation							180,000	180,000
Net unrealized gain on available-for-sale securities, net of tax							1,094,000	1,094,000
Other, including exercise of employee stock options, awards released and related income tax benefits			74,000	733,000	30,000			763,000
Stock-based compensation					545,000			545,000
Treasury stock purchased			(87,000)	(2,079,000)				(2,079,000)
Balance December 31, 2013	6,656,000	$1,331,000	(2,530,000)	$(25,651,000)	$22,153,000	$60,520,000	$822,000	$59,175,000
See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2013	2012	2011
OPERATING ACTIVITIES:
Net income	$8,240,000	$7,777,000	$8,198,000
Adjustment for losses from discontinued operations	1,092,000	1,580,000	4,637,000
Income from continuing operations	9,332,000	9,357,000	12,835,000
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation	1,800,000	1,791,000	1,842,000
Amortization	606,000	920,000	1,028,000
Amortization of deferred financing costs	83,000	138,000	218,000
Stock-based compensation	545,000	842,000	564,000
Excess tax benefit on stock compensation	(132,000)	(33,000)	(291,000)
Loss (gain) on foreign exchange contracts	90,000	(243,000)	—
Provisions for losses on accounts receivable	46,000	20,000	18,000
Deferred compensation and supplemental retirement benefits	313,000	399,000	423,000
Deferred compensation and supplemental retirement benefit payments	(533,000)	(539,000)	(537,000)
Deferred income taxes	89,000	181,000	(1,587,000)
Non-cash fire related (gain)	—	—	(277,000)
(Gain) on sale of investment	—	(59,000)	—
Loss on sales of equipment	—	24,000	22,000
Goodwill impairment	5,055,000	—	—
Changes in operating assets and liabilities, excluding effects of business combinations:
Accounts receivable	(465,000)	831,000	(388,000)
Inventories	(760,000)	1,195,000	(374,000)
Other assets	(1,702,000)	71,000	(599,000)
Accounts payable	(1,897,000)	1,913,000	1,981,000
Other accrued liabilities	1,472,000	(767,000)	3,360,000
Accrued income taxes	103,000	446,000	(1,215,000)
Net cash provided by operating activities from continuing operations	14,045,000	16,487,000	17,023,000
Net cash (used in) operating activities from discontinued operations	(4,346,000)	(959,000)	(1,347,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,699,000	15,528,000	15,676,000
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(2,750,000)	(1,804,000)	(2,690,000)
Acquisition of a business, net of cash acquired	—	(756,000)	—
Purchases of available-for-sale securities	(2,362,000)	—	—
Purchases of other assets	(420,000)	(215,000)	(71,000)
Return of deposit on land rights	—	—	137,000
Proceeds from sale of investment	—	81,000	—
NET CASH (USED IN) INVESTING ACTIVITIES	(5,532,000)	(2,694,000)	(2,624,000)
FINANCING ACTIVITIES:
Proceeds from Senior Revolving Credit Facility	25,490,000	2,850,000	—
Payments of Senior Revolving Credit Facility	(24,490,000)	(2,850,000)	—
Proceeds from Revolving Credit Facility	—	4,100,000	11,000,000
Payments of Revolving Credit Facility	—	(4,100,000)	(20,800,000)
Payments of deferred financing costs	(42,000)	(340,000)	(67,000)
Repurchase and retirement of common stock	—	(4,264,000)	—
Treasury stock purchases	(2,079,000)	(2,468,000)	—
Proceeds from stock options exercised	743,000	80,000	817,000
Excess tax benefit on stock compensation	132,000	33,000	291,000
Dividends paid	—	(8,322,000)	—
NET CASH (USED IN) FINANCING ACTIVITIES	(246,000)	(15,281,000)	(8,759,000)
Effect of exchange rate changes on cash	46,000	11,000	(35,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,967,000	(2,436,000)	4,258,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,196,000	5,632,000	1,374,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,163,000	$3,196,000	$5,632,000
See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements
Note 1. Summary Of Significant Accounting Policies
Background: SL Industries, Inc. (the “Company”), through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality, and specialized communication equipment that is used in a variety of medical, commercial and military aerospace, solar, computer, datacom, industrial, telecom, transportation, utility, rail and highway equipment applications. Its products are generally incorporated into larger systems to improve operating performance, safety, reliability and efficiency. The Company’s products are largely sold to Original Equipment Manufacturers (“OEMs”), the utility industry and, to a lesser extent, to commercial distributors. The Company’s customer base is primarily located in the United States. The Company’s operating subsidiaries are described and defined in Note 23. The Company’s discontinued operations are described and defined in Note 4.
Unless the context requires otherwise, the terms the “Company,” “SL Industries,” “we,” “us” and “our” mean SL Industries, Inc., a Delaware corporation, and its consolidated subsidiaries after Reincorporation (defined and described below) and SL Industries, Inc., a New Jersey corporation prior to Reincorporation. In the context of describing the Reincorporation, “SL-NJ” means SL Industries, Inc., a New Jersey corporation, and “SL-DE” means SL Industries, Inc., a Delaware corporation and wholly owned subsidiary of SL-NJ.
On May 9, 2013, the Company’s shareholders voted to approve a proposal to change the state of incorporation of SL Industries from the State of New Jersey to the State of Delaware by merging SL-NJ with and into SL-DE (the “Reincorporation”). On June 20, 2013 (the “Effective Date”), the Reincorporation was effected by merging SL-NJ with and into SL-DE pursuant to an Agreement and Plan of Merger, dated June 3, 2013, between SL-NJ and SL-DE. SL-DE survived the merger and SL-NJ ceased to exist. The principal reason for the Reincorporation was to give the Company a greater measure of flexibility and simplicity in corporate governance and provide greater clarity and predictability with respect to the Company’s corporate legal affairs. The Reincorporation did not result in any change in the name, business, management, fiscal year, accounting, location of the principal executive officers, assets or liabilities or net worth (other than the costs of reincorporation which were immaterial) of the Company.
Basis Of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.
Use Of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas that require the use of management estimates relate to product warranty costs, accrued liabilities related to litigation, allowance for doubtful accounts, allowance for inventory obsolescence and environmental costs.
Cash Equivalents: The Company considers all highly liquid debt instruments with an original maturity date of three months or less and investments in money market accounts to be cash equivalents. At December 31, 2013 and December 31, 2012, cash and cash equivalents held in the United States are held principally at one financial institution.
Accounts Receivable: The Company’s accounts receivable primarily consist of trade receivables and are reported net of allowances for doubtful accounts of approximately $581,000 and $591,000 as of December 31, 2013 and December 31, 2012, respectively. The Company’s estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy or insolvency). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Receivables are charged off against the reserve when they are deemed uncollectible.
Inventories: Inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out (“FIFO”) method. Cost for certain inventories is determined using the last-in, first-out (“LIFO”) method. The Company’s carrying cost of inventory is valued at the lower of cost or market as the Company continually reviews the book value of discontinued product lines to determine if these items are properly valued. The Company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then related inventory is adjusted to market value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, which is defined as selling price less costs to complete and dispose, and cannot be lower than the net realizable value less a normal profit margin. The Company also continually evaluates the composition of its inventory and identifies obsolete, slow-moving, and excess inventories. Inventory items identified as obsolete, slow-moving, or excess are evaluated to determine if reserves are required. If the Company were not able to achieve its expectations of the net realizable value of the inventory at current market value, it would have to adjust its reserves accordingly. The Company attempts to accurately estimate future product demand to properly adjust inventory levels. However, significant unanticipated changes in demand could have a significant impact on the value of inventory and of operating results.
Investments: The Company determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Marketable equity securities not classified as trading are classified as available for sale, and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders’ equity. The fair value of all securities held by the Company is determined by quoted market prices.

Property, Plant And Equipment: Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, any gain or loss is recognized currently. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from 25 to 40 years for buildings, 3 to 15 years for equipment and other property, and the lesser of the lease term or life of the asset for leasehold improvements. Assets subject to capital leases are depreciated over the lesser of the estimated useful life of the asset or length of the contract.
Goodwill And Other Intangibles: The Company follows Accounting Standards Codification (“ASC”) 350 “Intangibles – Goodwill and Other,” which requires that goodwill and other indefinite-lived intangible assets will no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their estimated useful lives.
The Company’s impairment testing is undertaken annually, or more frequently upon the occurrence of some indication that an impairment may take place. The Company conducted its annual impairment test as of December 31, 2013.
A two-step process is utilized to determine if goodwill has been impaired. In the first step, the fair value of each reporting unit is compared to the net asset value recorded for such unit. If the fair value exceeds the net asset value, the goodwill of the reporting unit is not adjusted. However, if the recorded net asset value exceeds the fair value, the Company would perform a second step to measure the amount of impairment loss, if any. In the second step, the implied fair value of the reporting unit’s goodwill is compared with the goodwill recorded for such unit. If the recorded amount of goodwill exceeds the implied fair value, an impairment loss is recognized in the amount of the excess. The nonrecurring fair value measurement of goodwill is developed using significant unobservable inputs (Level 3) (see Note 18 for additional information).
Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360 “Property, Plant, and Equipment.” The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset, undiscounted and without interest or independent appraisals. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets.
Revenue Recognition: Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The major portion of the Company’s revenue is derived from equipment sales. The Company recognizes equipment revenue upon shipment or delivery, depending upon the terms of the order, and transfer of title. Generally, the revenue recognition criteria are met at the time the product is shipped. Provisions are made at the time the related revenue is recognized for product returns, product warranties, rebates, certain re-stocking programs with distributors and other sales incentives offered by the Company to its customers. Freight revenues billed to customers are included in net sales and expenses for shipping products are included in cost of sales.

Environmental Expenditures: Environmental expenditures that relate to current operations are charged to expense or capitalized, as appropriate. Expenditures that relate to an existing condition caused by formerly owned operations are expensed and recorded as part of discontinued operations, net of tax. Expenditures include costs of remediation and legal fees to defend against claims for environmental liability. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures includes, as appropriate, elements of costs such as site investigations, consultants’ fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted and they are not reduced by potential claims for recovery from insurance carriers. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other relevant factors, including changes in technology or regulations.
Deferred Financing Costs: Costs incurred in securing long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. In the case of loan modifications, the Company follows the guidance provided by ASC 470-50 “Debt – Modification and Extinguishments.” The net unamortized deferred financing costs at December 31, 2013 and December 31, 2012 were $227,000 and $268,000, respectively. The financing cost amortization expense was $83,000, $138,000, and $218,000, for 2013, 2012, and 2011, respectively.
Product Warranty Costs: The Company offers various warranties on its products. These warranties vary in length depending on the product. The Company provides for its estimated future warranty obligations in the period in which the related sale is recognized primarily based on historical experience. For 2013, 2012 and 2011, these expenses were $904,000, $695,000 and $643,000, respectively.
Advertising Costs: Advertising costs are expensed as incurred. For 2013, 2012 and 2011, these costs were $465,000, $340,000 and $299,000, respectively.
Research And Development Costs: Research and development costs are expensed as incurred. For 2013, 2012 and 2011, these costs were $3,794,000, $3,316,000 and $2,888,000, respectively.
Other Gain, net: Other gain, net in 2013 includes a business insurance settlement of $202,000 received in 2013 for business interruptions related to Hurricane Sandy and $12,000 of dividend income received from investments in available-for-sale securities, which were partially offset by a $90,000 loss on foreign currency forward contracts. Other gain, net in 2012 includes a $243,000 gain on foreign currency forward contracts and a $59,000 gain recognized on the sale of the Company’s investment in RFL Communications PLC (“RFL Communications”).
During 2012 and 2013, the Company entered into a series of foreign currency forward contracts to hedge its exposure to foreign exchange rate movements in its forecasted expenses in China and Mexico. The loss recognized in 2013 and the gain recognized in 2012 represents the change in fair value of foreign currency forward contracts that are marked to market. The Company did not enter into foreign exchange contracts during 2011 (see Note 19 for additional information).

Income Taxes: The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company establishes valuation allowances if the Company believes that it is more likely than not that some of the deferred tax assets will not be realized. The Company does not recognize a tax benefit unless it is more likely than not that the benefit will be sustained on audit by the taxing authority based on the merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, based on the Company’s judgment, is greater than fifty percent likely to be realized. The Company records interest and penalties related to unrecognized tax benefits as income tax expense.
Foreign Currency Conversion: Assets and liabilities of foreign operations are translated from local currency to U.S. dollars at the exchange rates in effect at the end of the fiscal period. Gains and losses from the translation of foreign operations are included in accumulated other comprehensive gain (loss) on the Company’s Consolidated Balance Sheets. Revenue and expenses are translated at the year-to-date average rate of exchange. Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the Company’s Consolidated Statements of Income.
Derivative Instruments And Hedging Activities: FASB ASC 815, “Derivatives and Hedging” (“ASC 815”), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company’s objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.
The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Certain of the Company’s foreign operations expose the Company to fluctuations of foreign interest rates and exchange rates. These fluctuations may impact the value of the Company’s revenues, expenses, cash receipts and payments in terms of the Company’s functional currency. The Company enters into derivative financial instruments to protect the value or fix the amount of certain cash flows in terms of the functional currency of the business unit with that exposure.
As required by ASC 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The Company enters into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. Currently, the Company does not apply hedge accounting to any of its foreign currency derivatives.

Note 2. Income Per Share
The Company has presented net income (loss) per common share pursuant to ASC 260 “Earnings Per Share.” Basic net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted-average number of shares outstanding for the period.
Diluted net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted-average shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method.
The table below sets forth the computation of basic and diluted net income (loss) per share:

	December 31, 2013	December 31, 2012	December 31, 2011
	(in thousands, except per share amounts)
Basic net income available to common shareholders:
Net income available to common shareholders from continuing operations	$9,332	$9,357	$12,835
Diluted net income available to common shareholders from continuing operations	$9,332	$9,357	$12,835
Shares:
Basic weighted average number of common shares outstanding	4,138	4,313	4,535
Common shares assumed upon exercise of stock options	46	17	38
Diluted weighted average number of common shares outstanding	4,184	4,330	4,573
Basic net income (loss) per common share:
Income from continuing operations	$2.25	$2.17	$2.83
(Loss) from discontinued operations (net of tax)	(0.26)	(0.37)	(1.02)
Net income	$1.99	$1.8	$1.81
Diluted net income (loss) per common share:
Income from continuing operations	$2.23	$2.16	$2.8
(Loss) from discontinued operations (net of tax)	(0.26)	(0.36)	(1.01)
Net income	$1.97	$1.8	$1.79
For the year ended December 31, 2013, no stock options were excluded from the dilutive computation because the option exercise prices were not greater than the average market price of the Company’s common stock.

For the years ended December 31, 2012 and December 31, 2011, approximately 6,000 and 4,000 stock options were excluded from the dilutive computation, respectively, because the option exercise prices were greater than the average market price of the Company’s common stock.
Note 3. Recently Adopted And Issued Accounting Standards
Recently Adopted Accounting Standards And Other Standards
In July 2012, the FASB issued ASU 2012-02 “Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,” which amends the guidance on impairment testing for indefinite-lived intangible assets. The amended guidance will allow companies to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. A company no longer will be required to test the fair value of an intangible asset unless the company determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. ASU 2012-02 is effective for interim and annual periods beginning after September 15, 2012. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.
In October 1, 2012, the FASB issued ASU 2012-04 “Technical Corrections and Improvements,” which makes certain technical corrections and improvements and conforming amendments related to fair value measurements. The amendments represent changes to clarify, correct unintended application of, or make minor improvements to the FASB Accounting Standards Codification that are not expected to have a significant effect on current accounting practice. ASU 2012-04 is effective for fiscal periods beginning after December 15, 2012. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.
In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220) – Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety in the same reporting period. ASU 2013-02 is effective for fiscal periods beginning after December 15, 2012. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements And Other Standards
In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matter (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity a consensus of the FASB Emerging Issues Task Force,” which permits an entity to release cumulative translation adjustments into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided, or, if a controlling financial interest is no longer held. ASU 2013-05 is effective for fiscal periods beginning after December 15, 2013. The implementation of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.
In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force),” which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 is effective for fiscal periods beginning after December 15, 2013. The implementation of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.
Note 4. Discontinued Operations
For the years ended December 31, 2013, December 31, 2012, and December 31, 2011, total loss from discontinued operations was $1,620,000, $2,151,000, and $9,688,000 ($1,092,000, $1,580,000, and $4,637,000, net of tax), respectively. The losses from discontinued operations during 2013 and 2012 relate to environmental remediation costs, consulting fees, and legal expenses associated with the past operations at the Company’s five environmental sites (See Note 16 for additional information).
During the fourth quarter of 2011, the Company recorded a $8,300,000 ($5,151,000 net of tax) charge related to estimated environmental remediation liabilities associated with the past operations of SurfTech (see Note 16 for additional information). The remaining loss from discontinued operations during 2011 was related to environmental remediation costs, consulting fees, and legal charges associated with the past operations of the Company’s other four environmental sites. The charges mentioned above were partially offset by a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company’s Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized a previously unrecognized tax position related to the settlement in the amount of $787,000 ($619,000 tax and $168,000 interest). The tax settlement had no impact on the Company’s cash flows.

Note 5. Receivables
Receivables consist of the following:

	December 31,
	2013	2012
	(in thousands)
Trade receivables	$30,766	$29,284
Less: allowance for doubtful accounts	(581)	(591)
Trade receivables, net	30,185	28,693
Recoverable income taxes	344	—
Other	236	1,613
Receivables, net	$30,765	$30,306
Note 6. Concentrations Of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base, and their dispersion across many industries and geographic regions. The Company seeks to limit its exposure to credit risks in any single country or region. The Company performs periodic credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Company provides an allowance for potential credit losses based upon collectability of such receivables. Losses have not been significant for any of the periods presented. All financial investments inherently expose holders to market risks, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities.
Note 7. Inventories
Inventories consist of the following:

	December 31,
	2013	2012
	(in thousands)
Raw materials	$16,198	$15,726
Work in process	4,842	4,623
Finished goods	4,124	4,819
Gross inventory	25,164	25,168
Less: allowances	(2,201)	(3,066)
Inventories, net	$22,963	$22,102
The above includes certain inventories that are valued using the LIFO method, which aggregated $5,789,000 and $5,414,000 as of December 31, 2013 and December 31, 2012, respectively. The excess of FIFO cost over LIFO cost as of December 31, 2013 and December 31, 2012 was approximately $495,000 and $687,000, respectively.
Note 8. Property, Plant And Equipment
Property, plant and equipment consist of the following:

	December 31,
	2013	2012
	(in thousands)
Land	$1,146	$1,146
Buildings and leasehold improvements	9,448	9,292
Equipment and other property	28,022	25,781
	38,616	36,219
Less: accumulated depreciation	(27,826)	(26,626)
Property, plant and equipment, net	$10,790	$9,593
Depreciation expense on property, plant and equipment was $1,800,000, $1,791,000, and $1,842,000 for 2013, 2012, and 2011, respectively.
Property, plant, and equipment under capital leases had a gross value of $239,000 as of December 31, 2013. The capital lease was acquired in December 2013 and is included in equipment and other property. The Company had no capital leases in 2012.

Note 9. Goodwill And Intangible Assets
Acquisitions in Fiscal 2012
On February 27, 2012, the Company purchased certain assets of Pro-Dex Astromec, Inc. (“Astromec”), a subsidiary of Pro-Dex Inc. (“Pro-Dex”), for approximately $1,050,000, which includes the assumption of liabilities for an estimated earn-out of $294,000. The acquisition was paid for in cash. Astromec designs, develops and manufactures high-reliability, fractional horsepower motors and motion control accessories. Astromec provides custom motor and motion control solutions to the aerospace, defense, medical and commercial and industrial markets. SL-MTI recorded direct acquisition costs of approximately $434,000 during 2012, which are recorded within selling, general and administrative expenses in the Consolidated Statements of Income.
At December 31, 2012, the financial statements reflected the final purchase price based on estimated fair values at the date of acquisition, including $670,000 in inventories, $202,000 in equipment, and $10,000 in other current assets. The acquisition resulted in intangible assets of $168,000 while no goodwill was recognized. Intangible assets were composed of a customer list with a useful life of 5 years. The purchase price also included $294,000 in liabilities related to an estimated earn-out, which is comprised of quarterly payments based on the performance of the acquired business over the three year period immediately following the date of acquisition. The total liability for the earn-out as of December 31, 2013 and December 31, 2012 was $116,000 and $221,000, respectively. During 2013 and 2012, $148,000 and $112,000 was paid related to the earn-out. The results from the acquisition date through December 31, 2013 are included in the SL-MTI segment.

Goodwill And Intangible Assets
Intangible assets consist of the following:

		December 31, 2013			December 31, 2012
	Amortizable Life (years)	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
				(in thousands)
Finite-lived intangible assets:
Customer relationships (1)	5 to 8	$3,868	$3,436	$432	$3,868	$3,078	$790
Patents (2)	5 to 20	1,302	1,212	90	1,285	1,187	98
Developed technology	5 to 6	1,700	1,700	—	1,700	1,700	—
Licensing fees (3)	5 to 10	550	398	152	450	340	110
Total amortized finite-lived intangible assets		7,420	6,746	674	7,303	6,305	998
Indefinite-lived intangible assets:
Trademarks		1,672	—	1,672	1,672	—	1,672
Other intangible assets, net		$9,092	$6,746	$2,346	$8,975	$6,305	$2,670

(1)
On February 27, 2012, the Company purchased certain assets of Astromec, a subsidiary of Pro-Dex. Included in the purchase price is a customer list valued at $168,000. The estimated useful life of the asset is 5 years.

(2)	During 2013 and 2012, the Company’s MTE division capitalized legal fees related to a new patent application. The estimated useful life of the asset is 20 years.

(3)	During 2013, the Company’s RFL division purchased an intellectual property license valued at $100,000. The estimated useful life of the asset is 5 years.
Goodwill is tested at the reporting unit levels annually, and if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The fair values of the reporting units were estimated using a combination of the expected present values of future cash flows, an assessment of comparable market multiples and a review of market capitalization with estimated control premiums.
In 2013, the Company’s annual impairment test resulted in our assessment that the carrying value of the TEAL Electronics Corp (“TEAL”) reporting unit exceeded its fair value. As a result of the Company’s annual impairment test, a $5,055,000 non-cash goodwill impairment charge was assessed and recorded in goodwill impairment expense on the Consolidated Statements of Income in the fourth quarter of 2013 in our High Power Group segment. The goodwill impairment was primarily due to a decline in medical imaging equipment market sales during the year coupled with the cancellation of a large solar contract during the fourth quarter of 2013. This resulted in the TEAL reporting unit having lower sales and cash flows for the year than previously projected and lower forecasts of future sales and cash flows for the reporting unit. There were no impairment charges related to goodwill recorded during 2012 and 2011. There were no impairment charges related to indefinite-lived intangible assets recorded during 2013, 2012 and 2011.
Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount and growth rates, operating margins and working capital requirements, selecting comparable companies within each reporting unit and market and determining control premiums. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
As of December 31, 2013, the total fair values for each of the remaining reporting units in all of the Company’s segments exceeded their total carrying values by 111% or greater. Although our analysis regarding the fair values of the goodwill and indefinite lived intangible assets indicates that they exceed their respective carrying values, materially different assumptions regarding the future performance of the Company’s businesses or significant declines in the Company’s stock price could result in additional goodwill impairment losses.

Estimated future amortization expense for intangible assets subject to amortization in each of the next five fiscal years is as follows:

Amortization Expense (in thousands)
2014	$418
2015	$79
2016	$60
2017	$32
2018	$26
Total amortization expense, excluding the amortization of deferred financing costs, for 2013, 2012 and 2011 was $606,000, $920,000 and $1,028,000, respectively. Amortization expense related to intangible assets for 2013, 2012 and 2011 was $441,000, $761,000 and $884,000, respectively. Amortization expense related to software for 2013, 2012 and 2011 was $165,000, $159,000 and $144,000, respectively.
Changes in goodwill balances by segment (which are defined below) are as follows:

	Balance December 31, 2012	Impairment Losses	Foreign Exchange	Balance December 31, 2013
		(in thousands)
SL Power Electronics Corp.	$4,242	$—	$(14)	$4,228
High Power Group:
MTE Corporation	8,189		—	8,189
TEAL Electronics Corp.	5,055	(5,055)	—	—
RFL Electronics Inc.	5,249		—	5,249
Goodwill	$22,735	$(5,055)	$(14)	$17,666

The following table reflects the components of goodwill as of December 31, 2013, and December 31, 2012:

	December 31, 2013			December 31, 2012
	Gross Amount	Accumulated Impairment Losses	Goodwill, Net	Gross Amount	Accumulated Impairment Losses	Goodwill, Net
			(in thousands)
SL Power Electronics Corp.	$4,228	$—	$4,228	$4,242	$—	$4,242
High Power Group:
MTE Corporation	8,189	—	8,189	8,189	—	8,189
TEAL Electronics Corp.	5,055	5,055	—	5,055	—	5,055
RFL Electronics Inc.	5,249	—	5,249	5,249	—	5,249
Goodwill	$22,721	$5,055	$17,666	$22,735	$—	$22,735
Note 10. Investments
Investments in publicly traded equity securities (which include equity interests of less than 20%) are classified as available-for-sale securities. These investments are carried at fair value using quoted market prices and are included in other current assets in the Company’s Consolidated Balance Sheets. Unrealized gains and losses, net of tax, are included in the determination of comprehensive income and reported in shareholders’ equity.

Available-for-sale securities consist of the following:

	December 31, 2013
	(in thousands)
	Cost	Gains in Accumulated Other Comprehensive Income	Estimated Fair Value
Common stock	$2,362	$1,739	$4,101
The Company had no available-for-sale securities as of December 31, 2012.
No available-for-sale securities were sold during the year ended December 31, 2013. Gross unrealized holding gains on available-for-sale securities for the year ended December 31, 2013 of $1,739,000 ($1,094,000 net of tax), have been included in accumulated other comprehensive income.

Note 11. Income Taxes
Income tax provision (benefit) for the fiscal years 2013, 2012 and 2011 is as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Income tax provision from continuing operations	$3,545	$3,665	$5,582
Income tax (benefit) from discontinued operations	(528)	(570)	(5,051)
Total income tax provision	$3,017	$3,095	$531
Income from continuing operations before provision for income taxes consists of the following:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Domestic	$11,832	$10,820	$15,304
Foreign	1,045	2,202	3,113
Income from continuing operations before income taxes	$12,877	$13,022	$18,417
The provision for income taxes from continuing operations consists of the following:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Current:
Federal	$4,561	$2,544	$2,307
Foreign	313	719	897
State	321	(116)	202
Deferred:
Federal	(1,570)	577	1,824
Foreign	(20)	89	203
State	(60)	(148)	149
Income tax provision from continuing operations	$3,545	$3,665	$5,582

The benefit for income taxes related to discontinued operations for 2013, 2012, and 2011 was $528,000, $570,000, and $5,051,000, respectively.
Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2013 and December 31, 2012 are as follows:

	December 31,
	2013	2012
	(in thousands)
Deferred tax assets related to continuing operations:
Deferred compensation	$829	$924
Inventory valuation	512	664
Tax loss carryforward	1,293	1,587
R&D tax credit carryforward	1,146	1,047
Accrued expenses	557	508
Warranty	427	414
Vacation and bonus expense	1,443	1,330
Other	389	537
Less valuation allowances	(588)	(415)
Deferred tax assets related to continuing operations	6,008	6,596
Deferred tax liabilities related to continuing operations:
Accelerated depreciation and amortization	1,167	2,676
Net deferred tax assets related to continuing operations	4,841	3,920
Net deferred tax assets related to discontinued operations	8,202	9,214
Net deferred tax assets	$13,043	$13,134
The Company has not made a provision for U.S. income taxes and foreign withholding taxes for the anticipated repatriation of certain earnings of foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries above the amount already provided to be permanently reinvested. As of December 31, 2013 and December 31, 2012, $8,772,000 and $10,548,000 of the undistributed earnings are expected to be permanently reinvested.
As of December 31, 2013 and December 31, 2012 the Company has no foreign tax credit carryforwards.
As of December 31, 2013 and December 31, 2012, the Company’s gross research and development tax credit carryforwards totaled approximately $1,762,000 and $1,610,000, respectively. The increase in research and development tax credits during 2013 was primarily due to the retroactive reinstatement of the federal credit to 2012 by the American Taxpayer Relief Act of 2012. These credits were not available to the Company in 2012. Of the December 31, 2013 credits, approximately $676,000 can be carried forward for 15 years and expire between 2015 and 2028, while $1,086,000 will carry over indefinitely.
As of December 31, 2013, the Company has gross federal and state net operating loss carryforward tax benefits of $3,094,000 and $1,773,000, respectively, which expire at various dates from 2014 to 2032. In addition, the Company has a gross foreign net operating loss carryforward tax benefit of $398,000, which does not expire.
The Company has assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of tax carryforwards and has determined that it is more likely than not that $13,043,000 of the net deferred tax assets as of December 31, 2013 will be realized. The Company has an allowance of $2,003,000 (mostly related to discontinued operations) provided against the gross deferred tax assets, which relates to the inability of the Company to realize the state tax benefit of the environmental expenses and the state net operating loss carryforwards.

The following is a reconciliation of income tax expense related to continuing operations at the applicable federal statutory rate and the effective rates from continuing operations:

	Years Ended December 31,
	2013	2012	2011
Statutory rate	35%	35%	35%
Tax rate differential on domestic manufacturing deduction benefit	(2)	(2)	(1)
State income taxes, net of federal income tax	3	1	2
Foreign operations	—	(2)	(2)
Research and development credits	(8)	(4)	(4)
Effective tax rate	28%	28%	30%
For the fiscal year ended December 31, 2013, included in the research and development credits is the recognition of previously unrecognized tax benefits (including interest) in accordance with the guidance provided in ASC 740-10-25 “Income Taxes, Overall, Recognition.”
The final regulations regarding the deduction and capitalization of expenditures related to tangible property were issued during the third quarter of 2013 by the IRS. The Company has reviewed these regulations and does not intend to early adopt or amend any previously filed returns. The implementation of these regulations did not have a material impact on the Company’s consolidated financial statements for the year ending December 31, 2013.
Unrecognized Tax Positions
The Company and its subsidiaries file income tax returns in the United States and in various state, local and foreign jurisdictions. The Company and its subsidiaries are occasionally examined by tax authorities in these jurisdictions. During the third quarter of 2011 the Company was contacted by the Internal Revenue Service (the “IRS”) to examine the calendar years 2009 and 2010. The examination was completed during the fourth quarter of 2012 with no material adjustments. State income tax statutes are generally open for periods back to and including the calendar year 2009.
During the second quarter of 2011 the Company reached a favorable settlement with a foreign tax authority which was recorded as part of discontinued operations. The settlement was associated with the Company’s Elektro-Metall Export GmbH subsidiary, which was sold in January 2003. As a result, during the second quarter of 2011, the Company recognized income of $787,000 ($619,000 tax and $168,000 interest) from a previously unrecognized tax position related to the settlement.
A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

	December 31,
	2013	2012	2011
	(in thousands)
Gross unrecognized tax benefits, beginning of year	$595	$722	$2,358
Increases in tax positions taken in the current year	144	65	217
Increases in tax positions taken in prior years	172	60	57
Decreases in tax positions taken in prior years	—	—	(932)	(1)
Decreases in tax positions related to settlement with tax authorities	(34)	(96)	(564)
Statute of limitations expired	(43)	(156)	(414)
Gross unrecognized tax benefits, end of year	$834	$595	$722

(1)
The Company determined that in one state its credit carry-forward in that state was more-likely-than-not not going to be realized. As a result, the Company reclassified such position in the amount of $373,000 from an unrecognized tax position to a valuation allowance as a reduction to the deferred tax asset. In addition, in 2010 the Company established an unrecognized tax position for its method of accounting for an accrual on its tax return for all open tax years. During 2011, the uncertain tax position was released in the amount of $559,000 and a deferred tax liability was established for the repayment of the underpaid tax.

If recognized, all of the net unrecognized tax benefits at December 31, 2013 would impact the effective tax rate. The Company accrues interest and penalties related to unrecognized tax benefits as income tax expense. At December 31, 2013 and

December 31, 2012, the Company had accrued interest and penalties related to unrecognized tax benefits of $100,000 and $62,000, respectively.
It is reasonably possible that the Company’s gross unrecognized tax benefits balance may change within the next twelve months due to the expiration of the statutes of limitation of the federal government and various state governments by a range of zero to $318,000. The Company records such unrecognized tax benefits upon the expiration of the applicable statute of limitations or the settlement with tax authorities. As of December 31, 2013, the Company has a liability for unrecognized benefits of $512,000 for federal taxes and $322,000 for state taxes. Such benefits relate primarily to expenses incurred in those jurisdictions.

Note 12. Debt
Debt as of December 31, 2013 consisted of the following:

December 31,
2013
(in thousands)
2012 Credit Facility:
$40 million variable interest rate senior revolving credit facility maturing in 2016	$1,000
Other capital leases with maturities through 2018	235

Total debt	1,235
Less current portion	(1,048)

Total long-term portion	$187

As of December 31, 2012 the Company had no outstanding balance under the 2012 Credit Facility.
On August 9, 2012, the Company entered into a Credit Agreement with PNC Bank, National Association, as administrative agent and lender (“PNC Bank”), and the lenders from time to time party thereto, as amended (the “2012 Credit Facility”), to replace its 2008 Credit Facility. The 2012 Credit Facility provides for borrowings up to $40,000,000 and under certain conditions maximum borrowings up to $70,000,000. The 2012 Credit Facility included a $5,000,000 sublimit for letters of credit (subsequently amended on March 11, 2013, as described below) and provides for a separate $10,700,000 letter of credit which expires one year from the date of closing, with annual extensions. The 2012 Credit Facility expires on August 9, 2016.
Borrowings under the 2012 Credit Facility bear interest, at the Company’s option, at the London interbank offering rate (“LIBOR”) plus a margin rate ranging from 1.25% to 2.0%, or the higher of a Base Rate plus a margin rate ranging from 0.25% to 1.0%. The Base Rate is equal to the highest of (i) the Federal Funds Open Rate plus 0.5% and (ii) the Prime Rate and (iii) the Daily Libor Rate plus 1%. The margin rates are based on certain leverage ratios, as defined. As of December 31, 2013, the interest rate under the 2012 Credit Facility equaled 1.42%. The Company is subject to compliance with certain financial covenants set forth in the 2012 Credit Facility, including, but not limited to, indebtedness to EBITDA, as defined, minimum levels of fixed charges and limitations on capital expenditures, as defined. Availability under the 2012 Credit Facility is based upon the Company’s trailing twelve month EBITDA, as defined.
The Company’s obligations under the 2012 Credit Facility are secured by the grant of security interests in substantially all of its assets.
On March 11, 2013, the Company entered into a First Amendment (the “First Amendment”) to the 2012 Credit Facility. The First Amendment, among other things, (a) amends the Letter of Credit (“LC”) sublimit amount to the lesser of (i) an amount equal to $5,000,000 plus the aggregate amount of Designated Usage LC issued and outstanding under the Designated Usage LC sublimit or (ii) $25,000,000 and (b) allows the Company to enter into foreign currency exchange services with Loan Parties on an unsecured basis and that such obligations shall not exceed at any time an aggregate amount equal to $3,500,000.
On May 28, 2013 a letter of credit in the amount of $8,564,000 was issued in favor of the Environmental Protection Agency (“EPA”) to provide financial assurance related to the Company’s environmental payments in accordance with the terms of the Consent Decree reached with the United States Department of Justice (“DOJ”) and EPA related to its liability for both OU-1 and OU-2 (see Note 16 for additional information). The letter of credit expires on May 28, 2014 and requires an annual commitment fee of 0.125% and standby commission of 1%, and does not reduce amounts available under the 2012 Credit Facility.
On June 20, 2013, the Company entered into a Second Amendment and Joinder to Credit Agreement and to Security Agreement (the “Second Amendment”), which amends the 2012 Credit Facility in order to reflect the Reincorporation of the Company. The Second Amendment, among other things, joins the Company as a “Borrower” under the Credit Agreement and a “Debtor” under the Security Agreement entered into by SL-NJ in connection with the 2012 Credit Facility.
As of December 31, 2013, the Company had an outstanding balance of $1,000,000 under the 2012 Credit Facility. As of December 31, 2012 the Company had no outstanding balance under the 2012 Credit Facility. At December 31, 2013 and December 31, 2012, the Company had total availability under the 2012 Credit Facility of $38,526,000 and $39,510,000, respectively.
The aggregate maturities on all long-term debt (including current portion) are:

	Debt	Capital Leases	Total Debt
	(in thousands)
2014	$1,000	$48	$1,048
2015	—	48	48
2016	—	48	48
2017	—	48	48
2018	—	43	43
Total	$1,000	$235	$1,235

Note 13. Accrued Liabilities – Other
Accrued liabilities – other consist of the following:

	December 31,
	2013	2012
	(in thousands)
Taxes (other than income) and insurance	$769	$602
Commissions	645	680
Litigation and legal fees	121	138
Other professional fees	624	418
Environmental	4,589	5,334
Warranty	1,145	1,102
Deferred revenue	54	56
Acquisition earn-out, current	107	164
Other	2,205	2,092
Accrued liabilities - other	$10,259	$10,586
Included in the environmental accrual are estimates for all known costs believed to be probable and reasonably estimable for sites that the Company currently operates or operated at one time (see Note 16 for additional information).
A liability is established for estimated future warranty and service claims that relate to current and prior period sales. The Company estimates warranty costs based on historical claim experience and other factors including evaluating specific product warranty issues.

The following is a summary of activity in accrued warranty and service liabilities:

	December 31,
	2013	2012
	(in thousands)
Liability, beginning of year	$1,102	$1,318
Expense for new warranties issued	904	962
Accruals related to preexisting warranties (1)	—	(267)
Warranty claims paid	(861)	(911)
Liability, end of period	$1,145	$1,102
 (1) Includes adjustments related to changes in estimates.
Note 14. Other Long-Term Liabilities
Other long-term liabilities consist of the following:

	December 31,
	2013	2012
	(in thousands)
Environmental	$17,200	$19,033
Unrecognized tax benefits, interest and penalties	934	657
Long-term incentive plan	322	220
Acquisition earn-out, long-term	9	57
Other long-term liabilities	$18,465	$19,967
Note 15. Retirement Plans And Deferred Compensation
During the years ended December 31, 2013, December 31, 2012 and December 31, 2011, the Company maintained a defined contribution pension plan covering all full-time, U.S. employees of SL Power Electronics Corp. (“SLPE”), the High Power Group, including TEAL and MTE Corporation (“MTE”), SL Montevideo Technology, Inc. (“SL-MTI”), RFL Electronics Inc. (“RFL”) and the corporate office. The Company’s contributions to this plan are based on a percentage of employee contributions and/or plan year gross wages, as defined. Costs incurred under these plans during 2013, 2012 and 2011 amounted to approximately $512,000, $653,000, and $741,000, respectively. The reduction in costs incurred in 2013 compared to 2012 was primarily due to the Company utilizing funds from forfeitures to reduce the Company’s contribution.
The Company has agreements with certain retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates ranging from 6% to 12%. The amount charged to expense in connection with these agreements amounted to $313,000, $399,000 and $423,000 for 2013, 2012 and 2011, respectively.
The Company is the owner and beneficiary of life insurance policies on the lives of some of the participants having a deferred compensation or supplemental retirement agreement. As of December 31, 2013, the aggregate death benefit totaled $513,000, with the corresponding cash surrender value of all policies totaling $323,000. As of December 31, 2012, the aggregate death benefit totaled $493,000, with the corresponding cash surrender value of all policies totaling $299,000.
As of December 31, 2013, certain agreements restrict the Company from utilizing the cash surrender value of certain life insurance policies totaling approximately $323,000 for purposes other than the satisfaction of the specific underlying deferred compensation agreements. The Company offsets the dividends realized from the life insurance policies with premium expenses. Net expenses recorded in connection with these policies amounted to $9,000, $4,000 and $11,000 for 2013, 2012 and 2011, respectively.
Note 16. Commitments And Contingencies
Leases: The Company is a party to certain operating leases for facilities, equipment and vehicles from third parties, which expire through 2020. The Company’s RFL segment is party to a capital lease with a third party for production equipment which expires in 2018.

The minimum rental commitments for capital leases and operating leases as of December 31, 2013 are as follows:

	Capital Leases	Operating Leases	Total
	(in thousands)
2014	$56	$1,440	$1,496
2015	56	1,261	1,317
2016	56	849	905
2017	56	769	825
2018	49	403	452
Thereafter	—	775	775
Total minimum lease payments	$273	$5,497	$5,770
Less: amounts representing interest	38
Total principal payable	$235
For 2013, 2012 and 2011, rental expense applicable to continuing operations aggregated approximately $2,011,000, $2,110,000 and $2,116,000, respectively.
Letters Of Credit: As of December 31, 2013 and December 31, 2012, the Company was contingently liable for $474,000 and $490,000, respectively, under an outstanding letter of credit issued for casualty insurance requirements.
Litigation: The Company has been and is the subject of administrative actions that arise from its ownership of SL Surface Technologies, Inc. (“SurfTech”), a wholly-owned subsidiary, the assets of which were sold in November 2003. SurfTech formerly operated chrome-plating facilities in Pennsauken Township, New Jersey (the “Pennsauken Site”) and Camden, New Jersey (the “Camden Site”).
In 2006 the United States Environmental Protection Agency (the “EPA”) named the Company as a potential responsible party (a “PRP”) in connection with the remediation of the Puchack Well Field, which has been designated as a Superfund Site. The EPA is remediating the Puchack Well Field Superfund Site in two separate operable units. The first operable unit (“OU-1”) consists of an area of chromium groundwater contamination in three aquifers that exceeds the selected cleanup standard. The second operable unit (“OU-2”) pertains to sites that are allegedly the sources of contamination for the first operable unit. The EPA advised the Company in October 2010 that OU-2 includes soil contamination in the immediate vicinity of the Company’s Pennsauken Site.

The Company has reached an agreement with both the DOJ and EPA effective April 30, 2013 related to its liability for both OU-1 and OU-2 and has entered into a Consent Decree which governs the agreement, the terms of which are described below. The Company has agreed to perform the remediation for OU-2. Also, the Company has agreed to pay a fixed sum for the EPA’s past cost for OU-2 and a portion of the EPA’s past cost for OU-1. The payments are to be made in five equal payments of $2,141,000, for a total $10,705,000, plus interest. The Company has also agreed to pay the EPA’s costs for oversight of the OU-2 remediation. The United States District Court judge signed the Consent Decree effective April 30, 2013, thereby triggering the Company’s obligation under the Consent Decree. On May 10, 2013, the Company made the first payment related to its obligation under the Consent Decree in the amount of $2,185,000, which included interest. The next four payments will be made on the anniversary of the first payment plus ten days in the same amount of $2,141,000, plus interest. On May 28, 2013, a letter of credit in the amount of $8,564,000 was issued in favor of the EPA to provide financial assurance related to the Company’s remaining obligation to pay for the EPA’s past cost as mentioned above. Also, on July 19, 2013 the Company obtained financial assurance as required by the terms of the Consent Decree related to its obligations to remediate OU-2. The financial instruments mentioned above did not affect the Company’s availability under its Credit facility (see Note 12 Debt).
On December 3, 2012, the Company received a demand letter from the State of New Jersey. The demand is for $1,300,000 for past and future cleanup costs and $500,000 for natural resource damages (“NRD”) for a total of $1,800,000 (the “New Jersey Claim”). Although the Company and its counsel believe that it has meritorious defenses to any claim for reimbursement, on February 13, 2013 the Company offered to pay $250,000 to fully resolve the claim presented by the State of New Jersey for past costs, future costs and NRD at the Puchack Well Field Superfund site. The State of New Jersey has not responded to the Company’s s counter-offer. Based on the current available information, the Company has estimated a total combined potential liability for OU-1 and OU-2 and the New Jersey Claim to be $17,587,000 related to its combined liability related to this site. The estimated OU-2 remediation liability is based upon the EPA’s plan for remediation as provided in the Record of Decision for OU-2 and the evaluation of data by the Company’s environmental engineering consultants. The liability for OU-1 and OU-2 is based upon the current terms of the Consent Decree.
Other
During 2012, the Company conducted an investigation to determine whether certain employees of SL Xianghe Power Electronics Corporation, SL Shanghai Power Electronics Corporation and SL Shanghai International Trading Corporation, three of the Company’s indirect wholly-owned subsidiaries incorporated and operating exclusively in China, may have improperly provided gifts and entertainment to government officials (the “China Investigation”). The Company had retained outside counsel and forensic accountants to assist in the China Investigation. Based upon the China Investigation, the estimated amounts of such gifts and entertainment were not material to the Company’s financial statements. Such estimates did not take into account the costs to the Company of the China Investigation itself, or any other additional costs.
The China Investigation included determining whether there were any violations of laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”). The Company’s outside counsel contacted the DOJ and the Securities and Exchange Commission (the “SEC”) voluntarily to disclose that the Company was conducting an internal investigation, and agreed to cooperate fully. Additionally, the Company hired outside consultants to provide assistance in implementing a mandatory FCPA compliance program for all of its employees which is now completed by such employees annually. Also, during the first and second quarters of 2013 the Company engaged outside consultants to perform FCPA compliance tests at its operations in China and Mexico, which going forward, will be performed by the Company annually. On September 26, 2013, the DOJ notified the Company that it had closed its inquiry into this matter without filing criminal charges. The Company has not received an update from the SEC regarding the status of its inquiry. The Company cannot predict at this time whether any action may be taken by the SEC.

In the ordinary course of its business the Company is and may be subject to other loss contingencies pursuant to foreign and domestic federal, state and local governmental laws and regulations and may be party to certain legal actions, frequently involving complaints by terminated employees and disputes with customers, suppliers and others. In the opinion of management, any such other loss contingencies are not expected to have a material adverse effect on the financial condition or results of operations of the Company.
Environmental Matters: Loss contingencies include potential obligations to investigate and eliminate or mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites and in the future may be involved in additional environmental assessments and cleanups. Based upon investigations completed to date by the Company and its independent engineering-consulting firms, management has provided an estimated accrual for all known costs believed to be probable and costs that can be reasonably estimated in the amount of $21,789,000, of which $17,200,000 is included as other long-term liabilities, with the remainder recorded as other short-term accrued liabilities, as of December 31, 2013. However, it is the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and stricter standards, the unknown magnitude of cleanup costs, and the unknown timing and extent of the remedial actions that may be required. These other circumstances could result in additional expenses or judgments, or offsets thereto. The adverse resolution of any one or more of these other circumstances could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company. The Company’s environmental costs primarily relate to discontinued operations and such costs have been recorded in discontinued operations, net of tax.
There are three sites on which the Company may incur material environmental costs in the future as a result of past activities of its former subsidiary, SurfTech. There are two Company owned sites related to its former subsidiary, SurfTech. These sites are located in Pennsauken, New Jersey (the “Pennsauken Site”) and in Camden, New Jersey (the “Camden Site”). There is also a third site, which is not owned by the Company, referred to as the “Puchack Well Field Site.” The Puchack Well Field Site and the Pennsauken Site are part of the Puchack Well Field Superfund Site.
With respect to the Camden Site, the Company has reported soil contamination and a groundwater contamination plume emanating from the site. The New Jersey Department of Environmental Protection (“NJDEP”) approved, and the Company implemented in 2010, an interim remedial action pilot study to inject neutralizing chemicals into the unsaturated soil. Based on an assessment of post-injection data, our consultants believe the pilot study can be implemented as a full scale soil remedy to treat unsaturated contaminated soil. A Remedial Action Workplan for soils (“RAWP”) is being developed. The RAWP will select the injection remedy as the site wide remedy for unsaturated soils, along with demolition and proper disposal of the former concrete building slab and targeted excavation and disposal of impacted soil immediately underlying the slab. Additionally, the RAWP will address a small area of impacted soil off the property. The RAWP for soils will be submitted to the NJDEP in the second quarter of 2014, by the Licensed Site Remediation Professional (“LSRP”) for the site. The RAWP is scheduled to be implemented in the fourth quarter of 2014. Also, the Company’s environmental consultants finalized an interim remedial action pilot study to treat on-site contaminated groundwater, consisting of injecting food-grade product, into the groundwater at the down gradient property boundary, to create a “bio-barrier.” The pilot study includes post-injection monitoring to assess the bio-barrier’s ability to treat contaminated groundwater. Implementation of the groundwater pilot study is currently underway with post-injection effectiveness monitoring expected to continue through the third quarter of 2015.

As previously reported, the Company is currently participating in environmental assessments and cleanups at a number of sites. One of these sites is a commercial facility, located in Wayne, New Jersey. Contaminated soil and groundwater has undergone remediation with NJDEP oversight, but contaminants of concern (“COCs”) in groundwater and surface water, which extend off-site, still remain above applicable NJDEP remediation standards. A soil remedial action plan will be required in order to remove the new soil source contamination that continues to impact groundwater. Our consultants have reviewed data to determine what supplemental remedial action is necessary for soils, and whether to modify or expand the groundwater remedy that will likely consist of additional in-situ injections of food grade product into the groundwater. Estimates have been developed by the Company’s consultants, which includes costs to enhance the existing vapor intrusion system, remedial injections, soil excavation and additional tests and remedial activities. Costs related to this site are recorded as part of discontinued operations, net of tax.
The Company has reported soil and groundwater contamination at the facility of SL-MTI located on its property in Montevideo, Minnesota. An analysis of the contamination has been completed and a remediation plan has been implemented at the site pursuant to the remedial action plan approved by the Minnesota Pollution Control Agency. A soil vapor extraction system has been operating at the site since October 2008. In 2013 the regulatory and screening levels for soil vapor and groundwater were lowered for some of the contaminants at the site. In response to this regulatory change SL-MTI’s consultants will conduct additional testing to delineate site impacts and update the site conceptual model. SL-MTI increased its reserve related to this regulatory change by approximately $97,000 during the fourth quarter of 2013. Costs related to this site are recorded as a component of continuing operations.
As of December 31, 2013 and December 31, 2012, environmental accruals of $21,789,000 and $24,367,000, respectively, have been recorded by the Company in accrued liabilities – other and in other long-term liabilities, as appropriate (see Notes 13 and 14 for additional information).
Employment Agreements: During 2010, the Company entered into severance agreements with certain key employees that provide for one-time payments in the event the employee is terminated within twelve months of a change-of-control, as defined. These payments equal twelve months of the employee’s base salary as of the termination date, as defined. If a triggering event had taken place in 2013 and if these employees had been terminated during the year, the payments would have aggregated approximately $676,000 under such change-of-control agreements.

Note 17. Foreign Operations
In addition to manufacturing operations in California, Minnesota, New Jersey and Wisconsin, the Company manufactures substantial quantities of products in premises leased in Mexicali, Mexico, Matamoros, Mexico, Tecate, Mexico, and Xianghe, China. SLPE manufactures most of its products in Mexico and China. TEAL, which is part of the High Power Group, has transferred the majority of its manufacturing to a wholly-owned subsidiary located in Mexico. SL-MTI manufactures a significant portion of its products in Mexico. These external and foreign sources of supply present risks of interruption for reasons beyond the Company’s control, including political or economic instability and other uncertainties.
Generally, the Company’s sales are priced in U.S. dollars and its costs and expenses are priced in U.S. dollars, Mexican pesos and Chinese yuan. SLPE, the High Power Group and SL-MTI price and invoice their sales primarily in U.S. dollars. The Mexican subsidiaries of SLPE, the High Power Group and SL-MTI maintain their books and records in Mexican pesos. SLPE’s subsidiaries in China maintain their books and records in Chinese yuan; however, most of their sales are invoiced in U.S. dollars. Business operations conducted in Mexico or China incur their respective labor costs and supply expenses in Mexican pesos and Chinese yuan, as the case may be. RFL sales, costs, and expenses are priced in U.S. dollars.
The competitiveness of the Company’s products relative to locally produced products may be affected by the performance of the U.S. dollar compared with that of its foreign customers’ and competitors’ currencies. Foreign net sales comprised 21%, 20% and 21% of net sales from continuing operations for 2013, 2012 and 2011, respectively. Additionally, the Company is exposed to foreign currency exchange rate fluctuations, which may result from fluctuations in the value of the Mexican peso and Chinese yuan versus the U.S. dollar (see Note 19 for additional information).

As a result of a work stoppage at the Company’s Xianghe manufacturing facilities from March 7, 2013 through March 20, 2013, revenues for the quarter ended March 31, 2013 were adversely impacted by approximately $900,000. The Company realized those sales during the second quarter of 2013. Additionally, certain incremental costs were incurred during 2013 related to the work stoppage, including employee, travel, consulting and legal costs of $675,000.
Note 18. Fair Value Measurement And Financial Instruments
ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.
ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Currently, the Company uses foreign currency forward contracts to hedge its foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including spot rates and market forward points. The fair value of the foreign currency forward contracts is based on interest differentials between the currencies being traded, spot rates and market forward points.
To comply with the provisions of ASC 820, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees, where applicable.
Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2013, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
In conjunction with its implementation of updates to the fair value measurements guidance, the Company made an accounting policy election to measure derivative financial instruments subject to master netting agreements on a net basis.
During 2013, the Company purchased publicly traded equity securities which are classified as available-for-sale securities. Fair values for these investments are based on closing stock prices from active markets for identical assets and therefore are classified within Level 1 of the fair value hierarchy. The fair value of available-for-sale securities is included in other current assets in the Company’s Consolidated Balance Sheets.

The following table presents the Company’s assets measured at fair value on a recurring basis as of December 31, 2013, and December 31, 2012, aggregated by the level in the fair value hierarchy within which those measurements fall:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2013
	(in thousands)
Assets
Available-for-sale securities	$4,101	$—	$—	$4,101
Derivative financial instruments	—	152	—	152
Total Assets	$4,101	$152	$—	$4,253

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
	(in thousands)
Assets
Derivative financial instruments	$—	$243	$—	$243
Total Assets	$—	$243	$—	$243
The Company believes that the fair values of its current assets and current liabilities (cash and cash equivalents, receivables, net, short-term borrowings and current portion of long-term debt, accounts payable, and accrued liabilities) and the fair value of its long-term debt, less current maturities, approximate their reported carrying amounts.
In 2013, in connection with the Company’s annual impairment test, goodwill with a carrying amount of $5,055,000 was written down to its implied fair value of zero. This resulted in a $5,055,000 goodwill impairment charge that was recorded in goodwill impairment expense in the High Power Group segment on the Consolidated Statements of Income. The nonrecurring fair value measurement was developed using significant unobservable inputs (Level 3). The fair value was computed using a combination of a discounted cash flow valuation methodology and comparative market multiples methodology (see Note 9 of the Consolidated Financial Statements).
The Company did not have any fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2012.
Credit Risk Contingent Features
The Company has agreements with its derivative counterparties that contain a provision where if the Company defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

Note 19. Derivative Instruments And Hedging Activities
ASC Topic 815, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by ASC Topic 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to variability in expected future cash flows related to forecasted foreign exchange-based risk are considered economic hedges of the Company’s forecasted cash flows.
Risk Management Objective of Using Derivatives
The Company is a USD functional currency entity that manufactures products in the USA, Mexico and China. The Company’s sales are priced in U.S. dollars and its costs and expenses are priced in U.S. dollars, Mexican peso (MXN) and Chinese yuan (CNH). As a result, the Company has exposure to changes in exchange rates between the time when expenses in the non-functional currencies are initially incurred and the time when the expenses are ultimately paid. The Company’s objective in using derivatives is to add stability and to manage its exposure to foreign exchange risks. To accomplish this objective, the

Company uses foreign currency forward contracts to manage its exposure to fluctuations in the exchange rates. Foreign currency forward contracts involve fixing the USD-MXN and USD-CNH exchange rates for delivery of a specified amount of foreign currency on a specified date.
During 2012 and 2013, the Company entered into a series of foreign currency forward contracts to hedge its exposure to foreign exchange rate movements in its forecasted expenses in China and Mexico. The foreign currency forwards are not speculative and are being used to manage the Company’s exposure to foreign exchange rate movements. Foreign currency forward contracts involve fixing the USD-MXN and USD-CNH exchange rates for delivery of a specified amount of foreign currency on a specified date. The Company has elected not to apply hedge accounting to these derivatives and they are marked to market through earnings. Therefore, gains and losses resulting from changes in the fair value of these contracts are recognized at the end of each reporting period directly in earnings. The gains and losses associated with the foreign currency forward contracts are included in other gain, net on the Consolidated Statements of Income. As of December 31, 2013, the fair value of the foreign currency forward contracts was recorded as a $152,000 asset in other current assets on the Consolidated Balance Sheets. As of December 31, 2012, the fair value of the foreign currency forward contracts was recorded as a $243,000 asset in other current assets on the Consolidated Balance Sheets.
Non-designated Hedges of Foreign Exchange Risk
The notional amounts are used to measure the volume of foreign currency forward contracts and do not represent exposure to foreign currency losses. The following table summarizes the notional values of the Company’s derivative financial instruments as of December 31, 2013:

Product	Number of Instruments	Notional
		(in thousands)
Mexican Peso (MXN) Forward Contracts	14	MXN 48,967
Chinese Yuan (CNH) Forward Contracts	8	CNH 55,080

The following table details the location in the financial statements of the gain or loss recognized on foreign currency forward contracts that are marked to market for the twelve months ended December 31, 2013 and December 31, 2012:

		Year Ended December 31, 2013		Year Ended December 31, 2012
Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
		(in thousands)		(in thousands)
Foreign Exchange Contracts	Other gain (loss), net	$(90)	Other gain (loss), net	$243
The Company did not enter into foreign exchange contracts during fiscal 2011.
Note 20. Shareholders’ Equity
On November 16, 2010, the Board of Directors authorized a plan that allows for the repurchase up to an aggregate of 470,000 shares of the Company’s outstanding common stock (the “2010 Repurchase Plan”). Any repurchases pursuant to the 2010 Repurchase Plan would be made in the open market or in negotiated transactions. During 2013, the Company purchased approximately 87,000 shares of Company stock at an average price of $23.99 a share through the 2010 Repurchase Plan. During 2012, the Company purchased approximately 140,000 shares of Company stock at an average price of $17.59 a share through the 2010 Repurchase Plan. As of December 31, 2013, approximately 243,000 shares remained available for purchase under the 2010 Repurchase Plan. Currently the 2010 Repurchase Plan has no expiration date.
On May 30, 2012, the Company announced a modified “Dutch Auction” tender offer (the “2012 Tender Offer”) to purchase up to $10 million of its common shares. The 2012 Tender Offer expired on June 27, 2012. Under the terms of the 2012 Tender Offer, the Company’s shareholders had the option of tendering all or a portion of the Company’s common stock that they owned (1) at a price of not less than $12.00 and not greater than $13.50, in increments of $0.25 per share, or (2) without specifying a purchase price, in which case the common stock that they owned would have been purchased at the purchase price determined in accordance with the 2012 Tender Offer. All common stock purchased by the Company were purchased at the same price.
The Company accepted for purchase approximately 307,000 shares of its common stock at a purchase price of $13.50 per share. These shares represented approximately 6.9% of the total common stock outstanding as of June 27, 2012 prior to the purchase of shares pursuant to the 2012 Tender Offer. With the completion of the 2012 Tender Offer, the Company had approximately 4,121,000 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the 2012 Tender Offer was $4,147,000 excluding transaction costs. The Company paid for the 2012 Tender Offer with available cash on hand.
On November 26, 2012, the board of directors of the Company declared a one-time special cash dividend of $2.00 per common share (the “Dividend”) for an aggregate dividend of approximately $8,322,000. The Dividend was payable on December 17, 2012 to shareholders of record at the close of business on December 6, 2012. The Dividend was funded primarily from available cash on hand with the remainder from borrowings under the 2012 Credit Facility.

Note 21. Stock-Based Compensation
At December 31, 2013, the Company had stock-based employee compensation plans as described below. For the years ended December 31, 2013, December 31, 2012, and December 31, 2011, the total compensation expense (included in selling, general and administrative expense) related to these plans was $545,000, $842,000, and $564,000 ($395,000, $605,000, and $317,000, net of tax), respectively.
On May 14, 2008, the shareholders approved the 2008 Incentive Stock Plan (the “2008 Plan”). The 2008 Plan was proposed to create an additional incentive to retain directors, key employees and advisors of the Company. Prior to the amendment of the 2008 Plan on June 8, 2011, as described below, up to 315,000 shares of the Company’s common stock were subject to the 2008 Plan. Options granted under the 2008 Plan are required to stipulate an exercise price per share of not less than the fair market value of the Company’s common stock on the business day immediately prior to the date of the grant. Options granted under the 2008 Plan are exercisable no later than ten years after the grant date.
During 2011, the shareholders of the Company approved amendments to the 2008 Plan to: (a) increase the number of shares of the Company’s common stock subject to the 2008 Plan from 315,000 shares to 450,000 shares, and (b) require shareholder approval prior to the reduction of the exercise price of any outstanding options or stock appreciation rights, any repricing through cancellations and re-grants of new options or stock appreciation rights, or any cancellation of outstanding options or stock appreciation rights with an exercise price above the current stock price in exchange for cash or other securities. No stock options were granted to select executives and key employees under the 2008 Plan during 2013. As of December 31, 2013, there were 83,000 options outstanding under the 2008 Plan. As of December 31, 2013, there were 163,000 shares available for grant under the 2008 Plan.
During the second quarter of 2011, the Company implemented a Long-Term Incentive Plan (the “2011 LTIP”) pursuant to the 2008 Plan which awarded restricted stock units (“RSUs”) to eligible executives. Under the terms of the 2011 LTIP, the number of RSUs that may vest, if any, will be based on, among other things, the Company achieving certain sales and return on invested capital (“ROIC”), as defined, targets during the January 2011 to December 2013 performance period. Earned RSUs, if any, cliff vest at the end of fiscal 2013 (100% of earned RSUs vest at December 31, 2013). The final value of these RSUs will be determined by the number of shares earned. The value of these RSUs is charged to compensation expense on a straight-line basis over the three year vesting period with periodic adjustments to account for changes in anticipated award amounts. The weighted-average price for these RSUs was $23.00 per share based on the grant date of June 9, 2011. During the twelve months ended December 31, 2013, $42,000 was charged to compensation expense. At December 31, 2013, 7,000 RSUs were earned under the 2011 LTIP.
During the first quarter of 2012, the Company implemented a Long-Term Incentive Plan (the “2012 LTIP”) pursuant to the 2008 Plan which had similar conditions and vesting terms as the 2011 LTIP. The weighted-average price for these RSUs was $18.00 per share based on the grant date of February 17, 2012. During 2013, $46,000 was charged to compensation expense. As of December 31, 2013, total unamortized compensation expense for this grant was $50,000. As of December 31, 2013, the maximum number of achievable RSUs under the 2012 LTIP was 43,000 RSUs.
During the first quarter of 2013, the Company implemented a Long-Term Incentive Plan (the “2013 LTIP”) pursuant to the 2008 Plan which had similar conditions and vesting terms as the 2011 LTIP. The weighted-average price for these RSUs was $19.17 per share based on the grant date of March 5, 2013. During the year ended December 31, 2013, $60,000 was charged to compensation expense. As of December 31, 2013, total unamortized compensation expense for this grant was $146,000. As of December 31, 2013, the maximum number of achievable RSUs under the 2013 LTIP was 20,000 RSUs.

On May 9, 2013, the Company granted each Director 3,000 restricted shares pursuant to the 2008 Plan. The shares vest upon the first anniversary of the grant date. Based on the terms of the awards the value of these restricted shares is charged to compensation expense on a straight-line basis over the one year vesting period. As a result, the Company recognized $200,000 of stock compensation expense during 2013. As of December 31, 2013, total unamortized compensation expense for this grant was $109,000. The weighted-average price of these restricted stock grants was $20.60 per share based on the grant date of May 9, 2013. As of December 31, 2013, no shares were granted under this award.
The fair value of all option grants was estimated using the Black-Scholes option pricing model. No stock options were granted during fiscal 2013, 2012, and 2011.
Stock Options
Option activity under the principal option plans as of December 31, 2013 and changes during the year then ended were as follows:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2011	148	$12.17	4.95	$608
Granted	—	—
Exercised	(13)	6
Forfeited	—	—
Expired	—	—
Outstanding as of December 31, 2012	135	$12.79	4.33	$670
Granted	—	—
Exercised	(52)	14.03
Forfeited	—	—
Expired	—	—
Outstanding as of December 31, 2013	83	$11.99	3.28	$1,247
Exercisable as of December 31, 2013	83	$11.99	3.28	$1,247
The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, were $642,000, $161,000 and $879,000, respectively.

As of December 31, 2013, unrecognized compensation cost related to stock options is zero since all stock options have fully vested.
Tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows. Cash received from option exercises for the year ended December 31, 2013 and December 31, 2012 was $743,000 and $80,000, respectively. The actual tax benefit realized for the tax deduction from option exercises of the share-based payment units totaled $230,000 and $33,000 for the fiscal years ended December 31, 2013 and December 31, 2012. The Company has applied the “Short-cut” method in calculating the historical windfall tax benefits. All tax shortfalls will be applied against this windfall before being charged to earnings.

Note 22. Cash Flow Information
Supplemental disclosures of cash flow information:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Interest paid	$87	$46	$185
Income taxes paid	$3,579	$2,997	$5,264
Excluded from the Consolidated Statement of Cash Flows for the year ended December 31, 2013, is a $235,000 new capital lease obligation. The Company did not enter into any capital leases during 2012 and 2011.
Note 23. Industry Segments
The Company currently operates under four business segments: SLPE, the High Power Group, SL-MTI and RFL. TEAL Electronics Corp. (“TEAL”) and MTE Corporation (“MTE”) are combined into one business segment, which is reported as the High Power Group. The Company aggregates operating business subsidiaries into a single segment for financial reporting purposes if aggregation is consistent with the objectives of ASC 280 “Segment Reporting.” Business units are also combined if they have similar characteristics in each of the following areas:

•	nature of products and services

•	nature of production process

•	type or class of customer

•	methods of distribution
SLPE designs, manufactures and markets high-reliability power conversion products in internal and external footprints. The Company’s power supplies provide a reliable and safe power source for the customer’s specific equipment needs. SLPE, which sells products under three brand names (SL Power Electronics, Condor and Ault), is a major supplier to the original equipment manufacturers (“OEMs”) of medical, industrial/instrumentation, military and information technology equipment. The High Power Group sells products under two brand names (TEAL and MTE). TEAL designs and manufactures custom power conditioning and distribution units for OEMs of medical imaging, medical treatment, military aerospace, semiconductor, solar and advanced simulation systems.
MTE designs and manufactures power quality products used to protect equipment from power surges, bring harmonics into compliance and improve the efficiency of variable speed motor drive systems. SL-MTI designs and manufactures high power density precision motors that are used in numerous applications, including military and commercial aerospace, oil and gas, and medical and industrial products. RFL designs and manufactures communication and power protection products/systems that are used to protect electric utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. The Unallocated Corporate Expenses segment includes corporate related items, financing activities and other costs not allocated to reportable segments, which includes but is not limited to certain treasury, risk management, legal, litigation and public reporting charges and certain legacy costs. The accounting policies for the business units are the same as those described in the summary of significant accounting policies (see Note 1 for additional information).
Business segment operations are conducted through domestic subsidiaries. For all periods presented, sales between business segments were not material. No single customer accounted for more than 10% of consolidated net sales during 2013, 2012 or 2011. Each of the segments has certain major customers, the loss of any of which would have a material adverse effect on such segment.

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Net sales
SLPE	$78,177	$77,869	$91,066
High Power Group	68,752	65,283	63,027
SL-MTI	37,729	36,223	35,413
RFL	20,030	21,202	22,825
Net sales	$204,688	$200,577	$212,331

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Income from operations
SLPE	$6,558	$2,487	$7,825
High Power Group (1)	2,206	6,822	6,940
SL-MTI	7,202	6,292	6,219
RFL	2,676	2,763	3,189
Unallocated Corporate Expenses (2)	(5,731)	(5,463)	(5,639)
Income from operations	12,911	12,901	18,534
Amortization of deferred financing costs	(83)	(138)	(218)
Interest income	12	5	3
Interest expense	(87)	(48)	(179)
Fire related gain	—	—	277
Other gain (loss), net	124	302	—
Income from continuing operations before income taxes	$12,877	$13,022	$18,417

(1)	Includes a $5,055,000 goodwill impairment charge related to the TEAL reporting unit.

(2)
Unallocated Corporate Expenses includes corporate related items, financing activities and other costs not allocated to reportable segments, which includes but is not limited to certain legal, litigation and public reporting charges and certain legacy costs.

	December 31,
	2013	2012
	(in thousands)
Total assets
SLPE	$36,835	$36,419
High Power Group	29,506	31,296
SL-MTI	14,601	12,012
RFL	13,503	13,744
Unallocated Corporate Assets	18,889	13,666
Total assets	$113,334	$107,137

	December 31,
	2013	2012
	(in thousands)
Goodwill and other intangible assets, net
SLPE	$4,528	$4,563
High Power Group (1)	9,976	15,343
SL-MTI	106	140
RFL	5,402	5,359
Goodwill and other intangible assets, net	$20,012	$25,405

(1)	Includes a $5,055,000 goodwill impairment charge related to the TEAL reporting unit.

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Capital expenditures
SLPE	$1,076	$386	$1,660
High Power Group	841	613	275
SL-MTI	513	549	512
RFL	316	251	224
Unallocated Corporate Expenses	4	5	19
Capital expenditures	$2,750	$1,804	$2,690

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Depreciation and amortization (1)
SLPE	$743	$926	$1,207
High Power Group	761	926	856
SL-MTI	494	431	309
RFL	396	415	473
Unallocated Corporate Expenses	12	13	25
Depreciation and amortization	$2,406	$2,711	$2,870

(1)	Excludes amortization of deferred financing costs.

Financial information relating to the Company’s segments by geographic area is as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands)
Net sales (1)
United States	$161,434	$160,059	$167,677
Foreign	43,254	40,518	44,654
Consolidated net sales	$204,688	$200,577	$212,331
Long-lived assets (2)
United States	$7,530	$6,318	$5,829
Foreign	3,260	3,275	3,587
Consolidated long-lived assets	$10,790	$9,593	$9,416

(1)	Net sales are attributed to countries based on location of customer.

(2)	Includes net tangible assets excluding goodwill and intangibles.

Note 24. Restructuring Costs
Restructuring activity for the period ended December 31, 2012 was as follows:

	Accrual at Beginning of the Year	Charged to Earnings	Cash Payments	Accrual at December 31, 2012
	(in thousands)
2012 Plan
Severance and other employee-related charges	$—	$857	$857	$—
2011 Plan
Severance and other employee-related charges	56	—	56	—
Total restructuring reserve	$56	$857	$913	$—
No restructuring activity was recognized during 2013.
2012 Restructuring Plan
During the third quarter of 2012, the Company announced to its employees a restructuring plan (“2012 Plan”) to align its costs with current and projected sales activity. The costs reductions were primarily direct labor employees and engineering, selling and administration employees at SLPE, RFL, and TEAL, which is part of the High Power Group. As of December 31, 2012, there was a consolidated charge to earnings of $857,000, which was comprised of a $732,000 charge at SLPE, a $67,000 charge at RFL, and a $58,000 charge at TEAL. The charges are composed of severance and other employee related charges. The total number of employees affected by the restructuring plan was 67, all of which had been terminated as of December 31, 2012.
2011 Restructuring Plan
During the fourth quarter of 2011, the Company announced a restructuring plan (“2011 Plan”) to reduce certain costs of sales and certain operating expenses, including engineering, selling and administration at SLPE and TEAL, which is part of the High Power Group. For the year ended December 31, 2011, there was a consolidated charge to earnings of $261,000 which was comprised of a $207,000 charge at SLPE and a $54,000 charge at TEAL. The charges are composed of severance and other employee related charges. The total number of employees affected by the restructuring plan was 47, all of which had been terminated as of December 31, 2011. The remaining unpaid termination benefits associated with the plan were paid during January 2012.
Note 25. Fire Related Gain And Insurance Recovery
On March 24, 2010, the Company sustained fire damage at its then leased manufacturing facility in Mexicali, Mexico. This facility manufactured products for both SLPE and MTE, which is part of the High Power Group. The fire was contained to an area that manufactured MTE products. The Company was fully insured for the replacement of the assets damaged in the fire and for the loss of profits due to the business interruption and changed conditions caused by the fire.
During June 2011, the Company settled the fire damage claims with its insurance carriers for $810,000 and as a result the Company recorded a gain related to the fire of $277,000. The Company had recorded estimated insurance recoveries of $533,000 as of December 31, 2010. No additional material gains, losses or recoveries were recognized in subsequent periods related to the fire loss.
Note 26. Related Party Transactions
On May 1, 2013, the Company entered into a Management Services Agreement (“Management Services Agreement”) with SP Corporate Services LLC (“SP Corporate”). SP Corporate is an affiliate of SPH Group Holdings LLC (“SPHG”). A member of the Company’s Board of Directors, Warren G. Lichtenstein, is affiliated with SPHG. Also, the Company’s Chairman of the Board, Glen M. Kassan is affiliated with SPHG. Pursuant to the Management Services Agreement, SP Corporate agreed to provide, at the direction of the Company’s Chief Executive Officer, non-exclusive services to support the Company’s growth strategy, business development, planning, execution assistance and related support services. The monthly fee for these services is $10,400 paid in advance. The Management Services Agreement has a term of one year and has been approved by the Audit Committee of the Board of Directors and a majority of the disinterested directors of the Company.

Note 27. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended March 31, 2013	Three Months Ended June 30, 2013	Three Months Ended September 30, 2013	Three Months Ended December 31, 2013	Twelve Months Ended December 31, 2013
	(in thousands, except per share data)
Net sales	$49,095	$49,786	$52,999	$52,808	$204,688
Cost of products sold	$32,199	$32,764	$35,772	$35,102	$135,837
Income from continuing operations before income taxes (1)	$3,907	$3,297	$4,650	$1,023	$12,877
(Loss) from discontinued operations, net of tax	$(218)	$(237)	$(282)	$(355)	$(1,092)
Net income	$2,766	$2,015	$3,152	$307	$8,240
Basic net income per common share	$0.67	$0.48	$0.76	$0.07	$1.99
Diluted net income per common share	$0.66	$0.48	$0.75	$0.07	$1.97

	Three Months Ended March 31, 2012	Three Months Ended June 30, 2012	Three Months Ended September 30, 2012	Three Months Ended December 31, 2012	Twelve Months Ended December 31, 2012
	(in thousands, except per share data)
Net sales	$49,340	$48,899	$50,886	$51,452	$200,577
Cost of products sold	$33,771	$32,756	$34,572	$35,443	$136,542
Income from continuing operations before income taxes	$2,310	$2,137	$3,792	$4,783	$13,022
(Loss) from discontinued operations, net of tax	$(194)	$(244)	$(464)	$(678)	$(1,580)
Net income	$1,250	$1,166	$2,401	$2,960	$7,777
Basic net income per common share	$0.27	$0.26	$0.58	$0.72	$1.8
Diluted net income per common share	$0.27	$0.26	$0.58	$0.71	$1.8

(1)	Includes a $5,055,000 goodwill impairment charge related to the TEAL reporting unit, which is part of the High Power Group segment.